UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson Wins DSA Contract




FOR IMMEDIATE RELEASE
6 November 2003


                      PEARSON WINS DRIVER TESTING CONTRACT
                     FOR GREAT BRITAIN AND NORTHERN IRELAND

Pearson, the international media and education company, today announced that its professional testing business has been awarded a seven-year contract with the Driving Standards Agency (DSA) of Great Britain and the Driver and Vehicle Testing Agency (DVTA) of Northern Ireland.


Under the contract, Pearson Assessments & Testing will administer and process the results of the driving theory section of the driving licence examination, beginning in September 2004. Candidates will take the computerised theory test at more than 150 examination centres throughout England, Scotland, Wales and Northern Ireland.


Over 1.6 million theory tests are taken in the UK each year. Since 1996, new learner drivers have had to pass the driving theory test, which covers all aspects of driving theory relating to road safety and driver attitude, before booking their practical test. In January 2000 the pen and paper test was replaced by a multi-media computerised test. Since November 2002 the test has included a hazard perception section, with a selection of film clips showing real road scenes and potential hazards.


DSA's Chief Executive Gary Austin and DVTA's Chief Executive Stanley Duncan issued a joint statement which said "Our selection of Pearson to fulfil this important role reflects our confidence in Pearson's ability to meet our current and future needs, and to work collaboratively with us to advance our road safety mission."


Clive Hay-Smith, President of Pearson Assessments & Testing, said: "DSA and DVTA are pioneers in computer-based testing. We are honoured to be entrusted with this contract and thrilled that they have recognized our investments and skills in online assessment."


Ends


For more information:


Luke Swanson / Charlotte Elston       Pearson          + 44 (0) 20 7010 2310


Notes to editors:

1. The Driving Standards Agency (DSA) is an executive agency of the Department for Transport, and is part of the Driver, Vehicle and Operator (DVO) group of organisations within the Department.

- The Agency's aim is to promote road safety through improving driving standards, testing drivers and riders fairly and efficiently, maintaining the registers of Approved Driving Instructors and Large Goods Vehicle Instructors and supervising basic training for learner motorcyclists.

-       DSA achieved formal accreditation as an Investor in People in July
        2000.

- It is one of the first Government Agencies to introduce an 'on-line' booking service at www.dsa.gov.uk


2. Pearson Assessments and Testing is the professional and educational testing division of Pearson Education, the world's leading education company. Its customers include global corporations such as Microsoft, IBM, Cisco and Sun Microsystems as well as the US National Council of State Boards of Nursing and the National Association of Securities Dealers. Pearson also provides testing services for more than 20 US states and the US Department of Education. In the UK, Pearson is one of the major academic and vocational testing organizations through a partnership with Edexcel, a leading UK examinations board.


Pearson Education is in turn part of Pearson (LSE: PSON; NYSE: PSO), the international media and education company. Pearson's primary operations also include the Financial Times Group and the Penguin Group.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 6 November, 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary